Filed by Babylon Holdings Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257694

Subject Company:

Alkuri Global Acquisition Corp.

(Commission File No. 001-40011)

Babylon Secures New $200m Sustainability-Linked Investment to Fuel Rapid Growth Plan

PALO ALTO, CA & LONDON, UK – October 8, 2021 Babylon Holdings Limited (“Babylon”), one of the world’s fastest-growing digital healthcare companies, today announced that it has secured a sustainability-linked investment of up to $200 million from Albacore Capital Group (“AlbaCore”), a strategic capital investment firm.

Together with already committed PIPE capital of $230 million from institutional and strategic investors, Babylon will now have access to as much as $775 million of capital (before fees) following the merger with Alkuri Global Acquisition Corp. (NASDAQ: KURI, KURIU and KURIW) (“Alkuri”), a publicly traded special purpose acquisition company, assuming no redemptions, with a minimum of $430 million of capital guaranteed to continue fueling Babylon’s sustained growth.

Charlie Steel, Babylon’s Chief Financial Officer, said: “I am delighted that AlbaCore, with its steadfast focus on Environmental, Social and Governance (ESG) engagement, is investing in Babylon. ESG is central to Babylon’s mission which is to make quality healthcare accessible and affordable for every person on Earth. Whether we are delivering world class health care to the under-served populations of rural America and Rwanda, or committing to Tech Zero to reduce carbon emissions, as a team we are constantly challenging ourselves to do more and better. AlbaCore’s commitment to ESG makes it a perfect match for Babylon and I’m delighted to welcome them as an investor.

“With this investment, we have more guaranteed capital to fund the continued expansion of our business operations and membership base.”

Bill Ammons, Founding Partner and Portfolio Manager at AlbaCore Capital Group, commented: “We are excited to be announcing this new partnership with Babylon to support its growth plans towards making healthcare accessible and affordable to everyone. This investment is an example of how strategic capital providers can have a real and positive social impact. Since day one we have integrated a responsible investment risk lens into our investing at a firm-wide level and see it to be essential for successful investing.”

David Allen, Managing Partner and Chief Investment Officer at AlbaCore Capital Group, added: “As creators of innovative solutions, Babylon and AlbaCore are great partners. We recognize their proven ability to grow rapidly and deliver leading technology-based healthcare, forming the basis for our investment.”

The instrument will be in the form of 5-year unsecured notes with 0.5% penny warrants capped at $15/share. The interest rate payable by Babylon on the notes initiates at 8% and increases to 12% over the 5-year period (up to 50% PIK at Babylon’s election), with a potential, small rate adjustment tied to the delivery of affordable healthcare to underserved populations. The proceeds will provide Babylon with additional capital ranging from $100 million to $200 million of debt, with the investment level to be determined at Babylon’s option upon closing of the merger with Alkuri. The investment has been approved by AlbaCore, subject only to completion of the merger transaction, which we expect shortly after the shareholder meeting on October 20, 2021. The investment remains subject to final approvals by Alkuri and Babylon stakeholders.

Ardea Partners LP and Citi acted as placement agents on the transaction, and Allen & Overy LLP served as legal counsel to Babylon. Shearman & Sterling LLP served as legal counsel to AlbaCore.

About Babylon

Babylon is a world leading, digital-first, value-based care company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth.

Babylon is re-engineering healthcare, shifting the focus from sick care to preventative healthcare so that patients experience better health, and reduced costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. We endeavor to support patients’ health needs, all from their devices, with the aim to promote longer and healthier lives. When sick, Babylon provides assistance to navigate the health system, connecting patients digitally to the right clinician 24/7, at no additional cost.

Founded in 2013, we have since delivered millions of clinical consultations and AI interactions, with c.2m clinical consultations and c.3.9m AI interactions in 2020 alone. We work with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals. For more information, please visit www.babylonhealth.com/us.

About AlbaCore Capital Group

AlbaCore is one of Europe’s leading specialist credit investors focusing on public and private corporate credit markets. The senior investment team has been investing with this hybrid strategy for over a decade. Founded in 2016, AlbaCore has invested over $17bn for global pension funds, sovereign wealth funds, consultants, insurance companies, family offices and endowments.

AlbaCore is focused on consistently outperforming the market while protecting investor capital. The credit selection process is based on fundamental research with a focus on capital preservation, ESG factors and risk-adjusted returns.

Headquartered in London and with offices in New York and Dublin, AlbaCore has a partnership approach with values at the center of the AlbaCore community. www.AlbaCoreCapitalGroup.com.

About Alkuri Global Acquisition Corp.

Alkuri Global Acquisition Corp. (NASDAQ: KURI, KURIU and KURIW) is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While Alkuri Global Acquisition Corp. may pursue a business combination in any industry, the company intends to favor next-generation technology businesses led by visionary founders and teams leveraging data and artificial intelligence in the areas of Consumer Internet and Marketplaces, Healthtech, Fintech and Mobility.

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon filed a registration statement on Form F-4 (File No. 333-257694) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on September 30, 2021, with respect to Babylon’s securities to be issued in connection with the proposed business combination, and Alkuri Global filed a definitive proxy statement on September 30, 2021 in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. Alkuri Global has mailed the definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination.

Alkuri Global’s stockholders and other interested persons are advised to read the Registration Statement and the amendments thereto and the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held on October 20, 2021 to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents contain important information about Alkuri Global, Babylon and the proposed business combination.

Alkuri Global’s stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Anticipated Effective Date of the Proposed Business Combination

Subject to receiving the requisite shareholder approvals at their respective shareholder meetings, Babylon and Alkuri currently expect the proposed business combination to become effective shortly after the shareholder meeting on October 20, 2021.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting are set forth in the proxy statement/prospectus for the proposed business combination when. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement that Babylon filed with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet the NYSE’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the Registration Statement and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitations

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Contacts

Media

Adam Davison

press@babylonhealth.com

Investors

Kathy Kress

investors@babylonhealth.com